UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact May | 2026

Delivery of Subscription Warrants and Approval of Issuance of Remaining Warrants

São Paulo, May 21, 2026 – Azul S.A. (B3: AZUL3, OTC: AZLUY) (“Azul” or “Company”), in compliance with the provisions of the Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 44, of August 23, 2021, and of article 157, paragraph 4, of Law No. 6,404, of December 15, 1976, in furtherance of the material facts disclosed on February 19, 2026, April 15, 2026, April 17, 2026 and April 20, 2026, hereby updates its shareholders and the market in general regarding the issuance and delivery of the common share subscription warrants approved by the Company’s Board of Directors on February 19, 2026 (the “Board Approval”), and ratified by the Company’s Board of Directors on April 14, 2026 (the “Subscription Warrants”).

Pursuant to applicable law, the Company’s shareholders had preemptive rights to subscribe for the Subscription Warrants (“Preemptive Rights”). However, as acknowledged in the Board Approval, investors subject to the restructuring plan filed by the Company under Chapter 11 of the United States Bankruptcy Code (the “Chapter 11 Plan”) were prevented from exercising and/or trading such Preemptive Rights. As previously disclosed by the Company, certain Preemptive Rights attributable to shareholders not entitled to exercise them were inadvertently sold in the secondary market, and the purchasers of those Preemptive Rights subsequently exercised them. As a result, the Company is unable to deliver the entire amount of American Subscription Warrants and the Additional Investment Subscription Warrants (each as defined below) that the Company agreed to issue and deliver to American Airlines, Inc. or an affiliate thereof (“American”), United Airlines, Inc. or an affiliate thereof (“United”), and certain former creditors pursuant to the Company’s Chapter 11 Plan and the associated documents (the “Additional Investors”, and collectively with American and United, the “Relevant Investors”). Following detailed and diligent evaluation of these matters, including discussions held by the Company and/or its advisors with the B3, the CVM and certain investors, the Company will accommodate all exercises of Preemptive Rights and will issue Additional Warrants (as defined below) in order to fulfill its existing obligations to deliver the remaining subscription warrants to the Relevant Investors.

Therefore, the Company announces that the Subscription Warrants will be delivered in full to investors, as described below, and may be traded as from May 27, 2026:

•	Series 1 (the “American Subscription Warrants”): A total of 4,814,058,346,854 American Subscription Warrants have been issued, of which 855,629,083,593 American Subscription Warrants will be delivered to investors that exercised preemptive rights to subscribe for the Subscription Warrants, and the remaining 3,958,429,263,261 American Subscription Warrants will be delivered to American;

•	Series 2 (the “GUC Subscription Warrants”): A total of 886,294,565,016 GUC Subscription Warrants have been issued, of which 1,882,503,839 GUC Subscription Warrants will be delivered to investors that exercised preemptive rights to subscribe for the GUC Subscription Warrants, and 884,412,061,177 GUC Subscription Warrants will be made available to the GUC Trust on behalf of the general unsecured creditors under the Company’s Chapter 11 Plan; and

•	Series 3 (the “Additional Investment Subscription Warrants”): A total of 1,203,415,375,755 Additional Investment Subscription Warrants have been issued, of which 213,630,632,277 Additional Investment Subscription Warrants will be delivered to investors that exercised preemptive rights to subscribe for the Additional Investment Subscription Warrants, and the remaining 989,784,743,478 Additional Investment Subscription Warrants will be delivered to United and the Additional Investors.

Material Fact May | 2026

As a result of the reverse share split that was approved by the Company’s shareholders on March 25, 2026 and settled on April 23, 2026, each group of 150,000 American Subscription Warrants, GUC Subscription Warrants or Additional Investment Subscription Warrants, as the case may be, is exercisable for one common share of the Company.

Accordingly, in order to enable price formation for the Subscription Warrants, B3 established that trading will occur through baskets of assets composed of 150,000 Subscription Warrants of each of the 3 series.

The Company further announces that, on the date hereof, it has entered into Amended and Restated Warrant Agreements (“A&R Warrant Agreements”) with (i) American, and (ii) United and the Additional Investors, pursuant to which the remaining subscription warrants originally agreed to be delivered to them under the Chapter 11 Plan shall instead be delivered through a new subscription warrant issuance in accordance with the terms and conditions of the A&R Warrant Agreements. The A&R Warrant Agreements shall be filed as a Chapter 11 Plan supplement with the U.S. Bankruptcy Court.

Pursuant to the terms of the A&R Warrant Agreements, the Company’s Board of Directors approved, on the date hereof, the issuance of up to 6,929,564 additional warrants as a single new series, with terms and conditions substantially the same as those of the Additional Investment Subscription Warrants, as detailed below (the “Additional Warrants”):

Subscription Price per Warrant: R$ 0.000001

Percentage in relation to the Company’s Share Capital (disregarding treasury shares): 1.89286535145%

Exercise Price per Warrant: US$3.14082431894516, to be converted into Brazilian reais pursuant to the terms and conditions of the Additional Warrants

Exercise Period: one (1) year counted from the date of delivery of the Additional Warrants

Shareholders subject to the Chapter 11 Plan shall not be entitled to exercise any preemptive rights in relation to these Additional Warrants. The remaining shareholders of the Company as of May 26, 2026 (i.e., shareholders not subject to the Chapter 11 Plan) will have preemptive rights to subscribe for the Additional Warrants in proportion to their shareholdings in the Company’s share capital. These remaining shareholders may exercise their preemptive rights during the thirty (30) calendar day period beginning on May 27, 2026, and ending on June 26, 2026. The maximum number of Additional Warrants that any shareholder may subscribe for upon exercising its preemptive rights must correspond to an integer number; the subscription of fractional warrants will not be permitted. Any rounding adjustments will be made by excluding fractional amounts and rounding down to the nearest integer.

Irrespective of the number of Additional Warrants subscribed for, the minimum Acquisition Price (as defined in the terms and conditions of the Additional Warrants) to be paid by each investor for the acquisition of the Additional Warrants shall be R$0.01.

Further details of the terms and conditions of the Additional Warrants are set forth in the minutes of the Company’s Board of Directors dated May 21, 2026, which will be made available on the Company’s investor relations website and on the websites of CVM and B3. The Company remains available to shareholders and investors for additional clarifications, which may be requested through the usual communication channels.

Material Fact May | 2026

This material fact is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in Brazil, the United States or any other jurisdiction. The distribution of this material fact and the offering and sale of securities in certain jurisdictions may be restricted or prohibited by law. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”), or under any other federal or state securities laws of the United States, and may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

About Azul

Azul S.A. (B3: AZUL3; OTC: AZLUY), the largest airline in Brazil by departures and cities served, offers approximately 800 daily flights to over 137 destinations. With an operating fleet of over 180 aircraft and more than 14,000 Crewmembers, the Company has a network of 250 non-stop routes. In 2020, Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information, visit https://ri.voeazul.com.br.

Contact

Investor Relations	Press Relations
Tel: +55 11 4831 2880	Tel: +55 11 98196-1035
invest@voeazul.com.br	imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 21, 2026

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Antônio Carlos Garcia
                                                                                                                Name: Antônio Carlos Garcia
                                                                                                                Title: Chief Financial Officer